Morgan Stanley & Co. International plc (MSIP)

SBSE-A: Question 13b - Schedule B, Section II

Arrangement under which such other person, firm or organization executes, trades, custodies, clears or settles on behalf of the applicant (including any SRO in which the applicant is a member)

Supplemental document listing all arrangements, including those already submitted in Schedule B of the SBSE-A form - for completeness

Type	Firm Name	Firm Address	Effective Date
Central Clearing Counterparty	BME Clearing (Banco Mercado de Espana)	PLAZA DE LA LEALTAD, 1, Madrid, 28014, Spain	08/08/2013
Central Clearing Counterparty	Cassa di Compensazione e Garanzia S.p.A. (CCG)	VIA TOMACELLI 146, Rome, 00186, Italy	03/05/2013
Central Clearing Counterparty	European Commodity Clearing	AUGUSTUSPLATZ 9, Leipzig, Saxony, 04109, Germany	22/04/2014
Central Clearing Counterparty	Eurex Clearing AG	MERGENTHALERALLEE 61, Eschborn, Hesse, 65760, Germany	11/12/2012
Central Clearing Counterparty	European Central Counterparty N.V.	APOLLOLAAN 150, Amsterdam, Noord-Holland, 1077BG, Netherlands	21/03/2013
Central Clearing Counterparty	ICE Clear Europe Limited (ICE Clear Europe)	60 CHISWELL STREET, MILTON GATE, London, EC1Y 4SA, United Kingdom	06/12/2012
Central Clearing Counterparty	LCH Ltd (London Clearing House)	ALDGATE HOUSE, 33 ALDGATE HIGH STREET, London, EC3N 1EA, United Kingdom	17/09/2002
Central Clearing Counterparty	LCH SA / LCH Clearnet SA / Banque Centrale de Compensation SA	18 RUE DU QUATRE SEPTEMBRE, Paris, 75002, France	10/05/2013
Central Clearing Counterparty	LME Clear Ltd (London Metal Exchange)	10 Finsbury Square, London, EC2A 1AJ, United Kingdom	19/09/2014
Central Clearing Counterparty	Nasdaq OMX Clearing AB [Sweden + various Nordic]	SE-105 78 STOCKHOLM, Stockholm, SE-105 78, Sweden	20/08/2009
affiliates through which we self settle	MORGAN STANLEY HONG KONG SECURITIES LIMITED	Unit 503 5/F The Executive Center, 2 Exchange Square, 8 Connaught Place, Central Hong Kong Hong Kong	05/23/1991
affiliates through which we self settle	MORGAN STANLEY MUFG SECURITIES CO., LTD.	1-9-7 Otemachi Chiyoda-Ku Tokyo 100-8104 JAPAN	05/01/1996
affiliates through which we self settle	MORGAN STANLEY ASIA (SINGAPORE) SECURITIES PTE LTD.	23 CHURCH ST. #16-01 CAPITAL SQUARE Singapore 049481 SINGAPORE	11/21/1992
affiliates through which we self settle	MORGAN STANLEY & CO. LLC	1585 BROADWAY New York New York 10036 UNITED STATES	13/02/1969
affiliates through which we self settle	MORGAN STANLEY BANK AG	GROSSE GALLUSSTRASSE 18, Frankfurt, Hesse, 60312, GERMANY	10/17/1986
affiliates through which we self settle	MORGAN STANLEY CANADA LIMITED	181 BAY ST SUITE 3700, P. O. BOX 776, Toronto, Ontario, M5J 2T3, CANADA	09/24/1982
Exchange	MEFF	Pfingstweidstrasse 110, 8005 Zürich Switzerland	Pre-2010
Exchange	Nordic Growth Market	Börsenstraße 4, 70174 Stuttgart, Germany	16/02/2015
Exchange	Nordic Derivatives Exchange	Börsenstraße 4, 70174 Stuttgart, Germany	16/02/2015
Exchange	CBOE (formerly BATS-Chi-X Europe)	11 Monument St. 5th Floor, London. EC3R 8AF, UK	12/11/2008
Exchange	CBOE Europe B.V.	11 Monument St. 5th Floor, London. EC3R 8AF, UK	07/02/2019
Exchange	Deutsche Borse Xetra	The Cube, Mergenthalerallee 61, 65760 Eschborn, Germany	01/10/1998
Exchange	EUREX	The Cube, Mergenthalerallee 61, 65760 Eschborn, Germany	29/05/1998
Exchange	Eurex Repo	Eurex Repo GmbH, 60485 Frankfurt am Main, Germany	16/01/2007
Exchange	European Energy Exchange AG (EEX)	European Energy Exchange AG, Augustusplatz 9, 04109 Leipzig, DE	11/11/2003
Exchange	Euronext	Beursplein 5, 1012 JW Amsterdam	23/06/2010
Exchange	London Metal Exchange (LME)	10 Finsbury Square, London EC2A 1AJ	01/12/2017
Exchange	ICE Futures Europe	5th Floor, 60 Chiswell St, London EC1Y 4SA	16/07/2003
Exchange	London Stock Exchange	10 Paternoster Sq., London EC4M 7LS	1998

Exchange	Borsa Italiana - Equity MTF Market	P.za degli Affari, 6, 20123 Milano MI, Italy	29/11/2006
Exchange	Borsa Italiana - IDEM	P.za degli Affari, 6, 20123 Milano MI, Italy	29/11/2006
Exchange	Nasdaq OMX Nordic Ltd (Copenhagen)	Nasdaq Woolgate Exchange 3rd Floor 25 Basinghall Street London EC2V 5HA	31/10/2001
Exchange	Nasdaq OMX Nordic Ltd (Norway)	Nasdaq Woolgate Exchange 3rd Floor 25 Basinghall Street London EC2V 5HA	31/10/2001
Exchange	Nasdaq OMX Nordic Ltd (Helsinki)	Nasdaq Woolgate Exchange 3rd Floor 25 Basinghall Street London EC2V 5HA	31/10/2001
Exchange	Nasdaq OMX Nordic Ltd (Stockholm)	Nasdaq Woolgate Exchange 3rd Floor 25 Basinghall Street London EC2V 5HA	31/10/2001
Exchange	Nasdaq Derivatives Markets (NDM)	Nasdaq Woolgate Exchange 3rd Floor 25 Basinghall Street London EC2V 5HA	18/11/2009
Exchange	Norexeco ASA	8 Bouverie St, Temple, London EC4Y 8AX	30/10/2018
Exchange	SIX SWISS EXCHANGE	Pfingstweidstrasse 110, 8005 Zürich, Switzerland	26/02/2013